BIZZINGO, INC.

63 Main Street, Suite 202

Flemington, New Jersey 08822

(908) 968-0838

April 27, 2012

Mr. Ron Alper

Staff Attorney

Securities and Exchange Commission

Washington, DC

Re: Bizzingo, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2011

Dear Mr. Alper:

This letter responds to the Staff’s comment letter dated April 19, 2012 regarding the above referenced filing. For reference purposes, each numbered responses below responds to the corresponding comment in your comment letter.

Item 11. Executive Compensation, page 58.

1. In response to comment #1; In March 2009, the Company entered into a Consulting Agreement with Groupmark Financial Services Ltd (“Groupmark”) in which Groupmark provided certain consulting services including strategic corporate planning.  Under that agreement, Groupmark was entitled to receive an initial one time retainer fee of $25,000 and a monthly fee of $47,500 plus expenses (See Form 8-K of the Company dated April 27, 2010). As mentioned in our prior response letter and in the Company’s filings, Mr. Toth was an equity owner and officer of Groupmark prior to October 4, 2010 when he resigned from Groupmark and became the Company’s President and Chairman.

Effective December 1, 2010, the Company entered into a new, two year consulting agreement with Groupmark, pursuant to which Groupmark receives a monthly consulting payment of $10,000 and received a one time fee of 2,000,000 shares of common stock of the Company. The $140,000 in salary in the referenced Executive Compensation table reflects payments to Groupmark by the Company under both agreements described above. The $1.2 million in stock awards in the referenced Executive Compensation table reflects the receipt by Groupmark of the 2,000,000 shares of common stock from the Company. The $120,000 in salary in the referenced Executive Compensation table attributable to Mr. Toth reflects $50,000 in payments by Groupmark (from the $140,000 amount) to Mr. Toth and $70,000 in payments by the Company to Mr. Toth.

Item 13. Certain Relationships, page 60.

2. The draft disclosure requested is set forth below.

In March 2009, the Company entered into a Consulting Agreement with  Groupmark Financial Services Ltd (“Groupmark”) in which Groupmark provided certain consulting services for the Company including strategic planning.  Under the Agreement, Groupmark was entitled to receive an initial one time retainer fee of $25,000 and a monthly fee of $47,500 plus expenses. Immediately prior to his appointment as our Chairman and President on October 4, 2010, Mr. Douglas Toth was an officer and equity owner of Groumark. Concurrent with his appointments to our Company, Mr. Toth resigned from his officer position of Groupmark and surrendered his equity interest in Groupmark. During fiscal year 2011, we paid Groupmark the cash sum of $140,000 of which $50,000 was allocated to Mr. Toth. Effective December 1, 2010, the Company entered into a new, two year consulting agreement with Groupmark, pursuant to which Groupmark receives a monthly fee of $10,000 and received a one time fee of 2,000,000 shares of common stock of the Company. The shares were issued by the Company in January 2011 and were valued at $1,200,000.

Item 15. Exhibits.

3. In response to comment #3; accompanying this letter is a revised Exhibit Index. The revised index includes:

(i) Exhibit 3.1(c) - Certificate of Amendment to Articles of Incorporation., wherein we changed our name to Bizzingo, Inc. as set forth in the Company’s Definitive Information Statement on Schedule 14C K, filed with the SEC on March 9, 2011, and

(ii) Exhibit 3.1(d) - Certificate of Amendment to Articles of Incorporation., wherein we authorized our preferred stock as set forth in the Company’s Current Report on Form 8-K, filed with the SEC on September 15, 2011.

In closing, the Company acknowledges that;

(a). It is responsible for the adequacy and accuracy of the disclosure contained within its filings,

(b). Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

(c). It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federals securities laws.

We trust that the above is responsive to the Staff’s comments and questions, but we remain available to answer any addition questions that the Staff may have. Please do not hesitate to contact our attorney Daniel H. Luciano at 908-832-5546, if you have any questions regarding this letter. We plan to file such amendments referenced above as promptly as possible following your concurrence of our positions.

Sincerely,

/s/ Douglas Toth

Douglas Toth

President